

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 4, 2009

Mr. David A. Owen
Sr. VP, CFO and Secretary, Wolverine Tube, Inc
200 Clinton Avenue West, Suite 1000
Huntsville, AL 35801

      RE: Form 8-K Item 4.01 filed July 27, 2009
               File No. 1-12164

Dear Mr. Owen:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3732.

                             Sincerely,

                             Melinda Hooker
                             Staff Accountant